EXHIBIT 99.1

Final Investment Decision for MK II 3.5mtpa FLNG

Golar LNG Limited (“Golar” or “the Company”) announces today that it has signed an Engineering, Procurement and Construction (“EPC”) agreement with CIMC Raffles (“CIMC”) for a MK II Floating LNG Production (“FLNG”) vessel with an annual liquefaction capacity of 3.5 million tons of LNG per annum (“MTPA”). Under the agreement with CIMC, Black & Veatch will provide its licensed PRICO® technology, perform detailed engineering and process design, specify and procure topside equipment and provide commissioning support for the FLNG topsides and liquefaction process, similar to Black & Veatch’s role in the construction of Golar’s existing assets, the FLNG Hilli and FLNG Gimi.

The Golar MK II design is an evolution of the MK I design of FLNG Hilli and FLNG Gimi and is also based on the conversion of an existing LNG carrier to an FLNG. The MK II design allows for a modularization of the construction process as well as further efficiency and operability advances based on learnings from previous experience on constructing and operating our existing FLNG assets. The project will utilize the Golar owned LNG carrier Fuji LNG with a storage capacity of 148,500 m3. The total EPC price is US$ 1.6 billion. The total budget for the MK II FLNG conversion is US$ 2.2 billion, inclusive of the conversion vessel, yard supervision, spares, crew, training, contingencies, initial bunker supply and voyage related costs to deliver the FLNG to its operational site, excluding financing costs. The MK II FLNG is expected to be delivered in Q4 2027. Out of the total conversion price, Golar has already spent US$ 0.3 billion to date inclusive of the conversion candidate, engineering and long lead items which are now 63% complete.

Yard selection for the MK II FLNG conversion was concluded two years ago. CIMC, Black & Veatch and Golar have subsequently spent approximately 350,000 man-hours optimizing the conversion process and de-risking project execution. As part of the EPC agreement Golar has also secured an option for a second MK II FLNG conversion slot at CIMC for delivery within 2028.

The 2027 delivery makes the MK II FLNG the earliest available floating liquefaction capacity globally. Based on potential charter terms in line with the most recent long term FLNG charter agreements, the MK II FLNG has earnings potential of approximately US$ 0.5 billion of adjusted annual EBITDA, before commodity exposure.

Golar CEO, Karl Fredrik Staubo commented: “We are pleased to announce the ordering of a MK II FLNG, a significant milestone for Golar and our partners CIMC and Black & Veatch. The ordering of the MK II FLNG strengthens Golar’s position as the market leading owner of FLNGs, increasing our controlled liquefaction capacity by about 70% to 8.6 MTPA. With a delivered price of around USD 600/ton of liquefaction capacity and an attractive Q4 2027 delivery, we believe today’s FLNG order is well positioned to offer prospective clients an attractive time-to-market to enable gas monetization, whilst driving value for Golar. We look forward to working with CIMC and Black & Veatch towards another successful FLNG delivery and hope to further expand the relationship with potential additional MK II FLNG units.”

Wang Jianzhong, CEO and President of CIMC Raffles, stated that “The signing of this new project further solidifies CIMC’s leadership position in offshore projects. It demonstrates CIMC’s ability to handle large, complex projects that meet the highest industry standards. CIMC will continue to focus on the independent development and manufacturing of high-end offshore equipment, committed to providing high-quality, innovative solutions for the global energy market.”

Black & Veatch’s Fuels & Natural Resources sector President Laszlo von Lazar said “We are pleased to be working with CIMC and Golar on the MK II FLNG, following our support for Golar’s two previous Floating LNG assets. The MK II represents our 6th floating LNG project to take a final investment decision utilizing our industry leading PRICO® liquefaction technology. The MK II demonstrates a clear commitment to reliable, consistent energy through Floating LNG, to help meet global demands during the energy transition.”

About Golar

Golar LNG is a NASDAQ listed maritime LNG infrastructure company. Through its 75-year history, the Company has pioneered maritime LNG infrastructure including the world's first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Today Golar is a focused FLNG company, and the only proven provider of FLNG as a service. Golar owns the world’s largest fleet of FLNG units by annual liquefaction capacity, with a market leading operational track record.

About CIMC Raffles

Yantai CIMC Raffles Offshore Limited, formerly known as Yantai Shipyard, is a subsidiary company of CIMC Group. Currently, CIMC Raffles has five Offshore and Marine Engineering centers located in Yantai, Shenzhen, Shanghai, Norway and Sweden and three construction bases located in Yantai, Haiyang, and Longkou. The main business of CIMC Raffles includes the design, construction, repair & conversion, and leasing of drilling rigs, production units, offshore supply vessels, ocean farming facilities, offshore wind vessels, etc., aiming to provide a turn-key solution to clients. CIMC Raffles is always dedicated to providing innovative equipment and solutions to the sustainable development of offshore and marine resources through technology innovation and lean management.

About Black & Veatch

Black & Veatch is a 100-percent employee-owned global engineering, procurement, consulting and construction company with a more than 100-year track record of innovation in sustainable infrastructure. Since 1915, we have helped our clients improve the lives of people around the world by addressing the resilience and reliability of our most important infrastructure assets. Follow us on www.bv.com and on LinkedIn, Facebook, X (Twitter) and Instagram.
Media Contact Information:
BRUCE ERIC ANDERSON | +1 952-896-0835 | Media@bv.com

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda
September 17, 2024

Investor Questions: +44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act